UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: FEBRUARY 25, 2008

Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated February 25, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  February 25, 2008

Exhibit I

CAPITAL PRODUCT PARTNERS ANNOUNCES INTENTION TO ACQUIRE PRODUCT AND CRUDE OIL TANKERS M/T ARISTOFANIS AND M/T AMORE MIO II

ATHENS, Greece, February 25, 2008 - Capital Product Partners L.P. (Nasdaq:CPLP) announced today that it has entered into a non-binding letter of intent to acquire the 2001-built, 159,982 dwt double hull tanker M/T Amore Mio II and the 2005-built, 12,000 dwt double hull product tanker M/T Aristofanis from Capital Maritime & Trading Corp., the owner of its general partner. The proposed purchase prices are $95 million for the M/T Amore Mio II and $23 million for the M/T Aristofanis, and the transaction is expected to be completed by the end of April 2008.

The M/T Amore Mio II is chartered to BP Shipping Limited under a charter expected to expire at the earliest in January 2011 at a base gross rate of $36,456 per day (net rate $36,000), and is subject to a profit sharing arrangement which is calculated and settled monthly and which allows each party to share additional revenues above the base rate on a 50/50 basis. Operating expenses for the M/T Amore Mio II are fixed for the next five years at a daily rate of $8,500 and include the expenses for its next intermediate survey expected to take place in 2009.

The M/T Aristofanis is chartered to Shell International Trading & Shipping Company Ltd. under a charter expected to expire at the earliest in March 2010, following a two year extension on its charter starting in April 2008, at a gross rate of $13,250 per day (net rate $12,952). Operating expenses for the M/T Aristofanis are fixed for the next five years at a daily rate of $5,500 and include the expenses for its next special survey expected to take place in 2010.

The Partnership intends to fund approximately $57.5 million of the acquisition price through a drawdown on its new revolving $350 million credit facility. An additional $2 million of the purchase price will be funded from available cash.  The remaining amount of the purchase price will be funded through the issuance of approximately 2.55 million common units to Capital Maritime at a price of $22.94 per unit, which equals the volume weighted average price of the common units for the period from October 15, 2007 to February 15, 2008.

Capital Product Partners expects the annual contribution associated with the acquisition of the two vessels to the operating surplus of the Partnership to be approximately $0.08 per unit, excluding any contribution from the profit sharing arrangements.

Ioannis Lazaridis, the Chief Executive and Chief Financial Officer of Capital Product Partners' general partner, stated: “The acquisition of the M/T Amore Mio II and the M/T Aristofanis is consistent with our strategy to grow our fleet over time, expand our customer base and leverage our relationship with Capital Maritime & Trading Corp. We are delighted to be adding another oil major, Shell, to our list of customers and extending our relationship with BP.” He added, “We intend to distribute the amounts accreted from these drop downs to our unitholders over time.”

The terms of the proposed transaction were unanimously approved by the conflicts committee of Capital Product Partners’ Board of Directors, which is comprised entirely of independent directors. The conflicts committee engaged Fortis Securities LLC to act as its financial advisor and Akin Gump Strauss Hauer & Feld LLP to act as its legal advisor.  The transaction is subject to the negotiation and execution of definitive agreements, the satisfaction of customary conditions to closing, including receipt of a fairness opinion by the conflicts committee of Capital Product Partners’ Board of Directors, and approval by the Board of Directors of Capital Product Partners L.P.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double hull tankers. Following the acquisition of the M/T Aristofanis and the M/T Amore Mio II, Capital Product Partners L.P. will own sixteen vessels and has an agreement to purchase two additional product tankers from Capital Maritime & Trading Corp. All eighteen vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

Forward-Looking Statements

The statements in this press release that are not historical facts, including statements regarding the financing of the acquisitions, expected completion dates and expected annual contributions to cash flow, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-G

Contacts:
Capital GP L.L.C.
Ioannis Lazaridis, Chief Executive Officer
  and Chief Financial Officer
+30 (210) 4584950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Commercial Officer
+30 (210) 4584950
j.kalogiratos@capitalmaritime.com

Capital Maritime & Trading Corp.
Merete Serck-Hanssen, SVP Finance
+1 (203) 539-6026
m.serckhanssen@capitalmaritime.com

RF Binder Partners Inc.
Robert Ferris
+1 (212) 994-7505
Robert.ferris@rfbinder.com